UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OSISKO GOLD ROYALTIES LTD
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
68827L101
(CUSIP Number)
April 1, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	68827L101

1	Names of Reporting Persons
Investissement Québec
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ] NOT APPLICABLE
3	Sec Use Only

4	Citizenship or Place of Organization
Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
11,646,813
	6	Shared Voting Power
0
	7	Sole Dispositive Power
11,646,813
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,646,813
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.9%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a) Name of Issuer:

OSISKO GOLD ROYALTIES LTD

(b) Address of Issuer's Principal Executive Offices:

1100 Avenue des Canadiens-de-Montréal

Suite 300

Montréal, Québec, Canada, H3B 2S2

Item 2.

(a) Name of Person Filing:

Investissement Québec

(b) Address of Principal Business Office or, if None, Residence:

600, De La Gauchetière Street West

Suite 1500

Montréal, Québec, Canada, H3B 4L8

(c) Citizenship:

Québec, Canada

(d) Title and Class of Securities:

Common shares, without nominal or par value, of the Issuer (the "Common Shares").

(e) CUSIP No.:

The CUSIP number of the Common Shares is 68827L101.

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable

Item 4. Ownership

(a) Amount beneficially owned: 11,646,813.*

*The number of Common Shares beneficially owned by Investissement Québec is calculated as follows, in accordance with §240.13d-3(d)(1):

(1) Immediately prior to April 1, 2020, Investissement Québec had beneficial ownership of, and the sole power to vote or to direct the vote of and to dispose or to direct the disposition of (i) 600,000 Common Shares; (ii) 2,620,545 Common Shares issuable at any time until February 12, 2021 upon conversion of a CDN$50 million convertible debenture at a price of CDN$19.08 per Common Share; and (iii) 698,995 Common Shares issuable at any time until December 31, 2022 upon conversion of a CDN$16 million convertible debenture at a price of CDN$22.89 per Common Share;

(2) On April 1, 2020, Investissement Québec subscribed for an additional 7,727,273 Common Shares; and

(3) Immediately following the subscription for Common Shares described in (2), Investissement Québec had beneficial ownership of, and the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 11,646,813 Common Shares (including 3,319,540 Common Shares issuable upon exercise of convertible debentures, as described in (1)(ii) and (iii) above) representing approximately 6.9% of the 168,635,810 Common Shares issued and outstanding on April 1, 2020 (assuming the exercise of the convertible debentures described in (1)(ii) and (iii) above).

(b) Percent of class: 6.9%.*

(c) Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote 11,646,813.*

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 11,646,813.*

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not Applicable.

Item 8. Identification and classification of members of the group.

 Not Applicable.

Item 9. Notice of Dissolution of Group.

 Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a pension investment manager subject to the Public Sector Pension Investment Board Act, an Act of the Parliament of Canada, and the regulations made thereunder, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Dated:  April 9, 2020.

INVESTISSEMENT QUÉBEC

(s) Iya Touré
Name: Iya Touré
Title: Vice President, Ressources Québec